

Mail Stop 3233

March 10, 2016

<u>Via e-mail</u>
Andrew Juster
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, Indiana 46204

    Re: **Simon Property Group, Inc.**
              Form 10-K for the year ended December 31, 2015 and Form 8-K
              Filed February 26, 2016 and January 29, 2016; respectively
              File No. 001-14469

Dear Mr. Juster:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 8-K filed January 29, 2016

Exhibit 99.1

Pro Rata Statement of Operations, page 18

1. We note the Pro Rata Statements of Operations and Pro Rata Balance Sheet included on pages 18, 19, and 20. As the pro rata information appears to include non-GAAP measures, in accordance with Regulation G please revise your presentation in future filings to include disclosure (1) identifying the Pro Rata Balance Sheet and Pro Rata Statements of Operations as non-GAAP (2) an explanation of why the measure is useful to investors (and its limitations), (3) an explanation regarding the process to derive the amounts reported, (4) explicit disclosure that the company does not control the joint venture or have legal claim to the assets, liabilities, revenues or expenses of the joint venture and (5) an explanation as to the economics of the joint venture entity to which the

company is entitled under the joint venture arrangements. Provide us with a draft of the disclosure you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant) at 202-551-3432 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities